Exhibit 15.1

Williamson Petroleum Consultants, Inc.
Texas Registered Engineering Firm F-81
303 Veterans Airpark Lane, Suite 1100
Midland, Texas 79705
Phone: 432-685-6100
Fax: 432-685-3909
E-Mail: wpc@wpc-inc.com

May 2, 2014

Arabella Exploration, Inc.
500 West Texas Avenue, Suite 1450
Midland, Texas  79701

Attention Mr. Jason Hoisager

Subject:     Evaluation of Oil and Gas Reserves
To the Interests of
Arabella Exploration, Inc.
Effective December 31, 2013
for Disclosure to the
Securities and Exchange Commission
Williamson Project 4.9607

Williamson Petroleum Consultants, Inc. has performed an engineering evaluation to estimate proved, probable and possible reserves and future net revenue from oil and gas properties to the subject interests held by the wholly owned subsidiary, Arabella Exploration, LLC. This evaluation was authorized by Mr. Jason Hoisager of Arabella Exploration, Inc. (Arabella). Projections of the reserves and future net revenue to the evaluated interests were based on economic parameters and operating conditions considered applicable as of December 31, 2013 and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). Daily production data after the December 31, 2013 effective date were utilized to evaluate new wells. This evaluation, in conjunction with other documents and data, is being used by Arabella for company purposes.

According to Arabella, this report includes 100% of the company’s reserves.  All properties are located in Texas.

The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the effective date of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.

4.9607<02l>05.02.14

Arabella Exploration, Inc.
Mr. Jason Hoisager
May 2, 2014

Following is a summary result of the proved reserves category:

	PROVED DEVELOPED PRODUCING	PROVED DEVELOPED NONPRODUCING	PROVED UNDEVELOPED	TOTAL PROVED
Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	118.513	0	1,421.889	1,540.402
Other Liquids, MBBL	0	0	0	0
Gas, MMCF	211.354	0	2,985.966	3,197.321
		0
Future Net Revenue, M$:
Undiscounted	8,159.196	0	80,145.195	88,304.391
Discounted Per Annum at 10.00 Percent	4,493.571	0	28,298.852	32,792.422

Note: Due to the method of rounding in ARIES, TOTAL PROVED may not equal PDP + PDNP + PU

Following is a summary result of the probable and possible reserves categories:

	PROBABLE	POSSIBLE
Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	2,961.494	4,092.799
Other Liquids, MBBL	0	0
Gas, MMCF	6,219.137	8,594.878

Future Net Revenue, M$:
Undiscounted	152,799.516	212,200.875
Discounted Per Annum at 10.00 Percent	45,167.438	57,924.562

The attached Definitions describe all categories of reserves, and the Discussion describes the bases of this evaluation.

It has been a pleasure to serve you by preparing this engineering evaluation. All related data will be retained in our files and are available for your review.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

Roy C. Williamson, Jr., P.E.

RCW/RCH/dee

Attachments	Williamson Petroleum Consultants, Inc.
F-81

D I S C U S S I O N

INTRODUCTION
Williamson Petroleum Consultants, Inc. (Williamson) has performed an engineering evaluation to estimate proved, probable and possible reserves and future net revenue from oil and gas properties to the interests of Arabella Exploration, Inc. (Arabella) held by its wholly owned subsidiary Arabella Exploration, LLC. This evaluation was authorized by Mr. Jason Hoisager. The results of the evaluation are summarized in the cover letter and are presented by year in the reserve category summaries.  The properties evaluated in this report are located in Loving, Martin, Pecos, Reeves, Ward and Winkler counties in Texas.

The individual projections of lease reserves and economics prepared to produce this report include data that describe the production forecasts and associated evaluation parameters such as interests, taxes, product prices, operating costs, investments, salvage values, abandonment costs, and net profit interests.

Projections of the reserves and future net revenue to the evaluated interests were based on economic parameters and operating conditions considered to be applicable as of December 31, 2013 and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). This evaluation, in conjunction with other documents and data, is being used by Arabella for company purposes.

Net income to the evaluated interests is the future net revenue after consideration of royalty revenue payable to others, taxes, operating expenses, investments, salvage values, abandonment costs, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist.

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The future net revenue values presented in the Lease Reserves and Economics section of this report and summarized in the cover letter were based on projections of oil and gas production. It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the associated revenue for this production.

Proved oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), and proved undeveloped (PU) categories. The summary classification of proved developed reserves combines the PDP and PDNP categories.  No reserves were assigned as PDNP in this evaluation. Additionally, oil and gas reserves were evaluated for the categories designated as probable (PR) and possible (PO). Probable reserves are subject to significantly greater elements of uncertainty than proved reserves.  Possible reserves are more uncertain than probable reserves.

In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. The attached Definitions describe all categories of reserves.

Oil reserves are expressed in thousands of United States (U.S.) barrels (MBBL) of 42 U.S. gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located.

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The future net revenue was discounted at an annual rate of 10.00 percent. Future net revenue was also discounted at various secondary rates and is displayed as totals only. The future net revenue was discounted monthly. No opinion is expressed by Williamson in this report as to a fair market value of the evaluated properties.

This report includes only those costs and revenues which are considered by Arabella to be directly attributable to the individual leases and areas. There could exist other revenues, overhead costs, or other costs associated with Arabella which are not included in this report. Such additional costs and revenues are outside the scope of this report. This report is not a financial statement for Arabella and should not be used as the sole basis for any transaction concerning Arabella or the evaluated properties.

The reserves projections in this evaluation are based on the use of the available data and accepted industry engineering methods.  Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected. The dates of first production for nonproducing properties were based on estimates by Arabella.  Due to the current operational environment of the industry, drilling rigs and/or completion units may be difficult to contract and the actual dates of first production may vary from those estimated. Williamson reserves the right to alter any of the reserves projections and the associated economics included in this evaluation in any future evaluations based on additional data that may be acquired.

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The operations of Arabella may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Williamson is an employee, officer, or director of Arabella. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by this report.

DATA SOURCES
All data utilized in the preparation of this report with respect to interests, reversionary status, oil and gas prices, gas categories, gas contract terms, operating expenses, investments, salvage values, abandonment costs, net profit interests, well information, and current operating conditions, as applicable, were provided by Arabella. Public record production data was available for some properties through the third quarter of 2013.  For new Arabella wells where public record was not available, Arabella provided daily production through February 2014 which included data after the effective date to better estimate future well performance.  This data after the effective date did not change reserve category assignment.  All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this report may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of this evaluation. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.

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Arabella represented to Williamson that it has, or can generate, the financial and operational capabilities to accomplish those projects evaluated by Williamson which require capital expenditures.

METHOD OF RESERVES DETERMINATION
The estimates of reserves contained in this report were determined by accepted industry methods and in accordance with the attached Definitions of Oil and Gas Reserves.  Williamson used all methods and procedures deemed necessary to estimate reserves of Arabella and considered the assumptions, data, methods, and procedures used as appropriate for this purpose.

Where sufficient production history and related data were available, reserves for producing properties were determined by extrapolation of historical production trends. Analogy to the performance of similar properties was used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties.

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PRICING
The hydrocarbon prices used in the preparation of this report are based on SEC price parameters using the average prices during the 12-month period prior to the effective date of this report, determined as un-weighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as “differentials.”  The differentials used in the preparation of this report were calculated by Williamson using data supplied by Arabella and from public record.  Price differentials for the Wolfbone field over the most recent 12-month period were determined from public record data from analogous wells and confirmed with the limited data available from Arabella’s relatively new wells.  For the Topo Chico wells in Martin County, client data for the period January 2013 through November 2013 was used.

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In addition, the table below summarizes the Average Benchmark Prices adjusted for differentials and referred to herein as the “Average Realized Prices.”  The average realized prices shown in the table below were determined from the total proved future gross revenue before production taxes and the total proved net reserves for the geographic area and presented in accordance with SEC disclosure requirements.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
United States Texas	Oil/Condensate Gas	WTI Cushing NG Henry Hub	$ 96.90 / BBL $ 3.67 / MMBTU	$91.244 / BBL $ 6.070 / MMBTU

The effects of derivative instruments designated as price hedges of oil and gas quantities are not included in our individual property evaluations.

PRICING STATEMENT
It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

OPERATING EXPENSES
For the Topo Chico wells in Martin County, operating cost data for the period December 2012 through October 2013 was provided by Arabella.  For the Wolfbone field wells, Arabella properties have limited production history and operational data.  Monthly operating costs of $10,000 for horizontal wells and $6,000 for vertical wells were used at the instruction of Arabella.  These costs were held constant for the life of the properties.

PRODUCTION AND AD VALOREM TAXES
State production taxes and county ad valorem taxes have been deducted at established rates.

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INVESTMENTS
All capital costs for drilling and completion of wells, facilities, and environmental costs have been deducted as applicable. These costs were provided by Arabella.

SALVAGE AND PROPERTY ABANDONMENT
Abandonment costs or equipment salvage values were not provided by Arabella and are not included in this evaluation.

MAJOR PROPERTY REVIEW
The majority of the reserves in this evaluation are in the Wolfbone field located in Reeves, Pecos, Ward and Loving counties, Texas.  This area is generally underlain by the Bone Spring and Wolfcamp formations having a combined thickness of approximately 2,000 feet.  The formations are not affected by structural changes or faulting.  Development of oil and gas from these formations is relatively recent with initial wells drilled vertically and producing from the entire interval. More recent wells have been drilled horizontally targeting individual zones within the overall interval.  The horizontal completions develop greater reserves than the vertical completions as a result of communicating with a larger part of the reservoir.  Future development is likely to include multiple horizontal laterals in the same wellbore.

These formations have low permeability and require rigorous perforating and fracture stimulation to allow economic production of oil and gas.  The completion techniques are evolving almost daily and point toward improving hydrocarbon recovery.  Mechanical risk is high in this area due to the complexity of the drilling and stimulating of horizontal wells. The proved reserves in this report are from developed wells or acreage directly offset to production.

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Reserves from some of Arabella’s wells are negatively impacted by drilling or completion problems.  These problems should be corrected in future development.  Projections of expected performance from future or from currently producing wells with limited production history rely heavily on analogy to the performance of similar currently producing properties. Thirty-five analog wells across the entire development were used to model the expected recovery for all horizontal wells to be drilled.  These wells used similar completion methods and had sufficient producing history to allow estimation of ultimate recovery.

No attempt has been made to calculate reserves from all of the potentially productive intervals.   Probable and possible reserves are assigned to acreage not directly offset to production but generally lying within the confines of an area having scattered production throughout.

RCW/RCH/dee

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